SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
             TEL 212 930 9700 FAX 212 930 9725 EMAIL: INFO@SRFF.COM



                                              June 15, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Attn: Mr. Brian Cascio
           Mr. Gary Todd
           Mr. Patrick Enunwaonye

            RE: ADVANCED OPTICS ELECTRONICS, INC.
                FORM10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO.000-24511
                ------------------------------------------------------

Ladies and Gentlemen:

     We are special counsel to Advanced Optics Electronics, Inc., a Nevada corporation (the "Company"). This letter responds to your letter dated May 5, 2005, relating to comments of the Staff in connection with the above-referenced submission.

     The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Form 10-KSB have been referenced. The Company intends to file an amended Form 10-KSB to include the revisions set forth below.

FORM 10-KSB FOR THE FISCAL YEAR DECEMBER 31, 2004
-------------------------------------------------

Item 6. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations - Pages 13-16
---------------------------

     1. You have consolidated the Biomoda business. The nature of that business is substantially different from that of your display business. Accordingly, MD&A should present distinct discussion of the results of operations, financial condition and liquidity for that business. You should provide disclosure about the status of that business and its plan of operation, including disclosure about how that business is and will be financed. Going concern issues

Securities and Exchange Commission
June 15, 2005
Page 2 of 24


          applicable to that operation should also be fully discussed in expand disclosure.

RESPONSE:

The proposed revision to the MD&A will include the following:

Beginning with the 2004 10-KSB, the Company has consolidated the financials of Biomoda. This has been done in order to comply with FIN 46, a pronouncement that became effective December 15, 2004. The nature of Biomoda's business is substantially different from that of Advanced Optics Electronics, Inc.. The following is a discussion of Biomoda's results of operations, financial condition and liquidity. More information about Biomoda is available in Biomoda's 2004 10-KSB which is accessible from the SEC website. The SEC website (http://www.sec.gov) contains reports and information statements and other
--------------------
information regarding Biomoda and other companies that file materials with the SEC electronically.

Our plan of operation for the next twelve months is to verify and refine our assay, design our kit, prepare for clinical studies, and initiate a dialogue with the FDA relative to our approval submission. The Company is relying on a bridge financing arrangement with Advanced Optics Electronics, Inc., an affiliated public company, and also intends to raise additional funds from its effective Form SB-2 Registration Statement during the next six months. The Company is currently leasing Laboratory equipment from Advanced Optics Electronics, Inc. on a month to month basis and intends to purchase this equipment when adequate funds are raised.

Our initial product is a diagnostic test for lung cancer that will be performed out of body by using a sputum sample from the patient. Our test does not require any invasive sample taking. The sample will be sent to a clinical lab where a procedure will be performed to determine the presence, or not, of lung cancer or precancerous cells. Our diagnostic test can be used for other cell samples and we intend to create and market products to diagnose and screen for other prevalent cancers such as breast, cervical, bladder, and colorectal. We have determined that our initial markets will be among the developed nations of Europe, and North America and Japan. This has been determined on the basis of available healthcare delivery and payer infrastructure. Japan is leading the world, in this area, and has instituted a nationwide lung cancer-screening program.

Since inception, Biomoda has funded operations primarily through private placement of equity securities to third parties and to ADOT and loans from Advanced Optics Electronics, Inc. As of December 31, 2004 it had raised net proceeds of approximately $2,175,199, of which approximately $363,845 was invested and or loaned by ADOT in 1998. On May 1, 2002, Biomoda entered into a line of credit agreement (the "Agreement") with Advanced Optics Electronics, Inc., an affiliated entity, ("Advanced Optics") with an annual interest rate of 5%. On May 1, 2003 the agreement was extended.

Securities and Exchange Commission
June 15, 2005
Page 3 of 24


Biomoda had negative cash flows of $3,387 for the year ended December 31, 2004 resulting from $550,929 used in Biomoda's operating activities, $77,922 used in Biomoda's investing activities and $625,464 of cash provided by financing activities. Cash used in operating activities of $550,929 for the year ended December 31, 2004 was primarily due to $708,380 in operating expenses, of which $106,139 is General and Administrative, $436,899 is Research and Development and $134,218 is professional fees. Cash used in investing activities of $77,922 for the year ended December 31, 2004 was primarily due to payments for patents and intangibles. Cash provided by financing activities of $625,464 for the year ended December 31, 2004 was due to the proceeds from a line of credit from an affiliated entity.

Biomoda has recorded no revenue from its inception through December 31, 2004. The accumulated deficit is $1,181,458. In 2004, the net loss was $758,945 and since inception, it is $2,476,489. The loss from operations was $708,380 in 2004 and $2,336,294 since inception. Most of its expense is related to product development. Product development expenses consist primarily of personnel expenses, consulting fees and lab expenses. Research development and technical costs were $436,899 in 2004 and $1,420,700 since inception. We believe, however, that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in future periods. Biomoda expenses product development costs as they are incurred.

General and administrative expenses consist of expenses for executive and administrative personnel, facilities, professional services, travel and general corporate activities. General and administrative costs were $106,139 in 2004 and $332,927 since inception. We expect general and administrative costs to increase in the future as our business matures and develops.

Biomoda's total assets are $225,371 at December 31, 2004. Of this, $206,577 is patent costs, net of accumulated amortization of $55,793. Its liabilities of 1,341,664 primarily consist of its debt to Advanced Optics of $975,165 and advances from shareholders of $134,988. Stockholders' deficit as of December 31, 2004 is $1,116,293.

Subsequent to December 31, 2004 and pursuant to a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended, the Company is offering for sale up to 6,000,000 shares of its common stock at a price of $3 per share. The Registration Statement was declared effective on February 11, 2005. The Offering will terminate on the earlier of February 11, 2008 or the date on which the maximum number of shares have been sold.

Going Concern
-------------
Biomoda has been in the development stage since it began operations on January 3, 1990 and has not generated any revenues from operations and there is no assurance of any future revenues. As of December 31, 2004, Biomoda had accumulated deficit of approximately $2,476,000 and a working capital deficit of

Securities and Exchange Commission
June 15, 2005
Page 4 of 24


approximately $1,337,000. In addition, Biomoda did not generate any cash from operations and had no cash reserve dedicated to fund expenditures. These factors create an uncertainty as to Biomoda's ability to continue as a going concern.

     2. As a related matter, we are aware that start-up medical device companies face significant uncertainties and that the FDA approval process can consume substantial sums and take years to complete. Your expanded disclosure should more clearly address that status of this business and the inherent risks and substantial uncertainties.

     RESPONSE:

The MD&A will be revised to include the following:

Management expects to continue assay validation work and seek to register its product with the FDA in 2005. There are several business models, product types and regulatory routes that Biomoda is evaluating including: ASR, 510K, PMA and IVD kits.

ASR: This is the FDA designation for Analyte Specific Reagent. There are generally two classes: Class I & Class II. Class I is considered to the lowest risk. Biomoda's ASR product is a Class I and only requires registration and meeting the FDA standards. This product is viewed as a component for an assay developed in-house by Medical Reference Laboratories.

510K: This is the FDA designation for approvals that are based on "Substantial Equivalence" with previously approved products and does require approval prior to marketing. There are generally three classes: Class I, Class II, & Class III. Depending on the indication established with the FDA, Biomoda's product will either be Class I or Class II, if Biomoda proceeds with this product approval route. This product will be a kit developed to determine the presence of abnormal cells and a body fluid sample.

PMA: This is the FDA designation for approvals for new product indications (no Substantial Equivalence) and does require approval prior to marketing. There are generally two classes: Class II, & Class III. If Biomoda proceeds with this approval route, Biomoda's expects this product to be Class III due to indication of diagnostic for a specific cancer.

IVD: This is an industry designation for In Vitro Diagnostic. Products in the industry are either reagents or kits. Kits include the key components required to conduct the assay for the specific indication stated in the package insert. Reagents are single components used in assays developed by a Reference Labs. The lab will be required to have met the FDA CLIA (current Clinical Laboratory Improvement Act) regulations to market a diagnostic.

Securities and Exchange Commission
June 15, 2005
Page 5 of 24


Biomoda is evaluating several cancers with a focus on large markets that are in need of the most immediate diagnostic support. These include: lung, bladder and cervical.

Our products are subject to FDA registration or approval and to post-approval FDA reporting requirements.

Costs in complying with regulatory and legislative matters such as the Clinical Laboratory Improvement Amendment of 1988 (CLIA), which regulates the quality and reliability of medical testing in the U.S., adverse changes in zoning laws, tax laws, or other laws affecting the medical and diagnostic industry may prove to be a major obstacle, both in respect of time and costs in our research and development.

The timing of regulatory filings and approvals, if any, for the Company's products are made less certain by the Company's strategy of seeking one or more collaborative arrangements with development and marketing partners, which may require that a collaborative partner be responsible for seeking and obtaining regulatory approvals either in foreign countries or in the U.S. Biomoda intends to market its products throughout the world. There are numerous regulatory agencies that regulate the sale of diagnostic and therapeutic products, and these agencies may be affected or influenced by criteria materially different than those of the FDA. The sale of Biomoda's products may be materially affected by the policies of these regulatory agencies or the domestic politics of the countries involved. Biomoda has not applied for and does not now have the approval of any foreign country to sell its products for diagnostic or therapeutic use.

Biomoda's lung cancer product validation is projected to be complete by year-end and a contract manufacturing relationship is projected to be established by year-end. Based on these benchmarks, ASR registration and product listing can be completed by that time also. At that juncture reagent sales can begin. This is estimated to cost an additional $500,000.

Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $300,000 will be required.

PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

Biomoda's current intention regarding regulatory strategy, is to initiate product introductions via an ASR registration and potentially migrate up the regulatory spectrum as markets require.

Securities and Exchange Commission
June 15, 2005
Page 6 of 24


     3. With respect to the display business, expand to present a detailed description of your plan of operation for the next twelve months. This description should include such matters as:
          a. a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;
          b. a summary of any product research and development that you will perform for the term of the plan; c. whether you expect your products will be finalized and ready for market (and, if not when they will be ready);
          d.   any expected purchase or sale of plant and significant equipment;
               and
          e.   any expected significant changes in the number of employees.

The expanded discussion should also present more specific detail about your viable plan to continue as a going concern. This discussion should be specific with regard to time frames, funding needs and sources and other matters, that impact your ability to complete the plan. The impact if you are not successful with these efforts should also be addressed. Refer to FRC 607.02. Refer also to Regulation S-B Item 303(a).

RESPONSE:

We propose the following revision of the plan of operation in MD&A:

As of March 31, 2005, the Company had a marketable securities portfolio valued at $1,935,050. The Company's monthly burn-rate, the amount of money spent each month, is approximately $170,000. This represents approximately 12 months of operating funds. The Company is actively pursuing potential financing options as it looks to secure additional funds to both stabilize and grow its business operations. Management will review any financing options at its disposal and will judge each potential source of funds on its individual merits. There can be no assurance that the Company will be able to secure additional funds from debt or equity financing, or if it can, that it will be on terms favorable to the Company or existing stockholders.

The Company is currently in the process of final assembly, testing and system integration of approximately 1500 of its display subassemblies. This will create a 2 meter by 3 meter display. It is anticipated that this work can be completed in the third quarter of 2005. The company currently employs four full-time electronic technicians and a supervisor working specifically on this project. Additional research and development is anticipated and planned in electrical and mechanical realms. These include but are not limited to: power systems and distribution, heat dissipation, and weatherproofing.

The Company expects its display product to be finalized and ready for market in the fourth quarter of 2005.

There are no expected purchases or sales of significant equipment.

Securities and Exchange Commission
June 15, 2005
Page 7 of 24


The Company hired a full time controller in 2005 in order to support our efforts in meeting new reporting requirements. The Company has hired two additional technicians in 2005. There are no explicit plans to hire additional personnel at this time but, from time to time, the Company expects to hire additional personnel in order to carry out its business strategy.

Results of Continuing Operations
--------------------------------

     Loss on Contract - Page 14
     --------------------------

     4. Revise to specifically identify, describe and quantify factors responsible for the $2.25 million loss on contract since inception. Also, disclose why that arrangement was not successfully completed.

RESPONSE:

At December 31,2004, the contract was terminated by mutual consent of both parties and a 100% provision for contract losses was provided. The Company recorded $1,000,994 as loss on contract in 2004 and $50,000 in 2003. The contract to produce two outdoor advertising billboards total $1.7 million, with $885,000 assigned to the first unit. An estimated loss of approximately $1,425,000 from production of the first unit has been recognized through December 31, 2004. Per the agreement, the first unit is not to exceed $885,000 of which $90,000 has been billed and collected in prior periods.

$2.25 million were costs associated with the development work on this initial contract. Development costs were allocated to R&D Expense, and the Contract, based on management's interpretation of how specific or general they were deemed to be. These costs have been aggregated and allocated since the contract was initiated in 1998.

During 2004, the Company expensed the balance of its contract to deliver two flat panel displays resulting in a charge of $1,000,944 in the Consolidated Statements of Operations.

     Operating Expenses - Page 15
     ----------------------------

     5. MD&A should provide an analysis of the results of operations. That analysis should identify, quantify and describe reasons for significant changes in financial statement items. Your discussion, basically a list of changes, does not present analysis of the results of operations. Please consult Financial Reporting Release No. 72 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" and appropriately expand.

Securities and Exchange Commission
June 15, 2005
Page 8 of 24


          RESPONSE:

          As a consolidated entity, Advanced Optics' operating expenses did not vary significantly from 2003 to 2004, decreasing from $3,500,000 million to $3,300,000, although numbers within this heading differed, as we classified expenses differently in the two periods. Loss on contract, however, went from $50,000 to $1,001,000, as discussed above. Other income (expense) increased from $123,000 to $762,000, largely because extinguishment of debt increased $673,000 from a gain of $40,000 to a loss of $633,000. This included the $620,000 loss from the settlement of debentures.

     6. Revise to clarify how conversion of debentures produced a $.6 million loss in 2004. Clarify why there was a gain in 2003 when about the same amount of principal was converted for substantially more shares.

RESPONSE:

During the year ended December 31, 2004 in accordance with the applicable convertible debentures agreement, the Company issued 103,000,000 shares of common stock at a conversion price of approximately $0.011 in connection with the conversion of notes payable approximating $505,000, including approximately $160,000 of accrued interest, and recorded a loss on settlement of debt of $620,000.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000. This resulted in a gain on extinguishment of debt of approximately $40,000.

     Item 8A.  Controls and Procedures - Page 17
     -------------------------------------------

     7. We see that the Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures as of a date within 90 DAYS before the filing date of the annual report. Revise to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT. Refer to Item 307 of Regulation S-B and Part II.F of "{Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" (Release No. 33-8238).

Securities and Exchange Commission
June 15, 2005
Page 9 of 24


RESPONSE:

Item 8A. Controls and Procedures will be modified to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT.

     Financial Statements
     --------------------

     Report of Independent Registered Public Accounting Firm
     -------------------------------------------------------

     8. Your auditors have expressed reliance on the report of another firm. Accordingly, that report must also appear in your filing and should be presented immediately after the report from your primary auditors. Refer to Rule 2-05 to Regulation S-X.

     RESPONSE:

     The Biomoda report will be presented immediately after the report from our primary auditors.

     Note 1. Organization and Summary of Significant Accounting Policies - Page
     --------------------------------------------------------------------------
             F-6
             ---
             Organization and Nature of Operations - Page F-6
             ------------------------------------------------

     9. We refer to the last sentence to the last paragraph of the disclosure. You indicate that Biomoda plans to register its product with the FDA in 2005." Revise to clarify what that means. We understand that the process for obtaining product approval from the FDA can take years and absorb substantial sums. Based on Biomoda's recent Form 10-KSB it appears that FDA submissions and approvals are not imminent. Revise to provide more complete disclosure about the status of Biomoda's FDA submissions and product approvals.

     RESPONSE:

Biomoda's products are subject to FDA registration or approval and to post-approval FDA reporting requirements. Biomoda's current intention regarding regulatory strategy, is to initiate product introductions via an ASR registration and potentially migrate up the regulatory spectrum as markets require.

Biomoda's management expects to continue assay validation work and commence registration of its product with the FDA in 2005. There are several business models, product types and regulatory routes that Biomoda is evaluating including: licensing, ASR, 510K, PMA for IVD kits and reagents. Biomoda is

Securities and Exchange Commission
June 15, 2005
Page 10 of 24


evaluating several cancers with a focus on large markets that are in need of the most immediate diagnostic support. These include: lung, bladder and cervical.

The following is a discussion of costs and time factors associated with developing products for these cancers:

          a. Lung: Validation is projected to be complete by year-end and a contract manufacturing relationship is projected to be established by year-end. Based on these benchmarks, ASR registration and product listing can be completed by that time also. At that juncture reagent sales can begin. This is estimated to cost an additional $500,000.

               Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $300,000 will be required.

               PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

          b. Bladder: Validation is projected to be complete by 3rd quarter 2006. The formulation is expected to be identical to that for lung; therefore manufacturing will be in place. Based on this benchmark, FDA product listing and registration will only require an update. Funding will be provided by reagent sales revenue.

               Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $100,000 will be required based on the assumption that a 510K of lung cancer has been approved.

               PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months to plan, execute, and document. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

Securities and Exchange Commission
June 15, 2005
Page 11 of 24


          c. Cervical: Validation is projected to be complete by 3rd quarter 2007. The formulation is expected to be identical to that for lung; therefore manufacturing will be in place. Based on this benchmark, FDA product listing and registration will only require an update. Funding will be provided by reagent sales revenue.

               Class I/II 510K can be completed as judged appropriate for the business and will require approximately 6 to 9 months effort to prepare documentation and receive FDA approval. During that time kit manufacturing can be initiated. Partial funding will be provided from reagent sales revenue. It is estimated additional funding of $100,000 will be required based on the assumption that a 510K of lung cancer has been approved.

               PMA will require clinical studies to be completed and will be initiated when it is viewed as appropriate for the business. This will require on the order of 18 months planning, executing, and documenting. During that time kit manufacturing can be initiated. FDA approval will require 6 to 9 months. Partial funding will be provided from reagent sales. It is estimated additional funding of $2 million will be required.

Costs in complying with regulatory and legislative matters such as the Clinical Laboratory Improvement Amendment of 1988 (CLIA), which regulates the quality and reliability of medical testing in the U.S., adverse changes in zoning laws, tax laws, or other laws affecting the medical and diagnostic industry may prove to be a major obstacle, both in respect of time and costs, in our research and development.

     Note 3. Patents (Intangible Assets) - F15
     -----------------------------------------

     10. Revise to disclose the gross carrying amount and accumulated amortization for the patents. Also provide clarifying disclosure about the nature of the patents, including identification of the applicable business units. Refer to SFAS 142.

     RESPONSE:

All patent costs are held in Biomoda. The gross carrying amount is $232,370 and accumulated amortization is $55,793. Amortization expense for 2004 is $13,527. Paragraph 45 of SFAS 142 further requires disclosure of estimated amortization for each of the five succeeding fiscal years. Our position is that this would be misleading as the cost bases of these patents generally continue to increase each year, which continually alters annual amortization.

Biomoda has entered into a license agreement with the University of California to license three patents related to TCCP. As provided in the license agreement


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Securities and Exchange Commission
June 15, 2005
Page 12 of 24


and its amendments, US Patents No. 5,162,231 and No. 5,391,547 are licensed by the University to Biomoda. The license agreement is in good standing and there are no defaults of the license provisions.

Biomoda, Inc. has been awarded US Patent No. 6,838,248. The company is also applying for one CIP and one Divisional Patent.

The following table provides further outlines on the key referenced patents:


--------  -------------------------------------   ----------   ----------   -----------------
Country            Title                          Patent No.   Issue Date    Expiration Date
========  =====================================   ==========   ==========   =================

  US      COMPOSITIONS AND METHODS OF DETECTING   6,838,248     1/4/05           1/4/22
          PRE-CANCEROUS CONDITIONS IN CELL                     Application was filed for a
          AND TISSUE SAMPLES USING 5,10,15,20 -                Continuation In Part additional
          TETRAKIS {CARBOXYPHENYL}PORPHINE                     patent.


  US      METHOD USING 5,10,15,20 - TETRAKIS      5,162,231     11/10/1992       11/10/2009
          {R-CARBOXYPHENYL}PORPHINE FOR
          DETECTING CANCERS OF THE LUNG

  US      METHOD USING 5,10,15,20 - TETRAKIS      5,391,547     2/21/1995        2/21/2012
          {R-CARBOXYPHENYL}PORPHINE FOR
          TREATING CANCERS OF THE LUNG



Biomoda has received foreign patents in sixteen countries protecting U.S. Patents No. 5,162,231 and No. 5,391,547, noted above in table. These patents have been issued in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Spain, Sweden, Australia, Brazil, Canada, Japan, Korea, Russia, and the United Kingdom and are effective until 6/17/2011.

Note 5. Investment in Genomed, Inc. - Page F-16
-----------------------------------------------

     11. You state that the investment in Genomed is accounted for under the cost method. As set for the in footnote 2 to paragraph 3a to SFAS 115, marketable securities include restricted securities when the sales restriction lapses within one year. Article I to your agreement with Genomed indicates that the restricted period is one year. It appears that cost method accounting is not appropriate as of December 31, 2004. Either revise to account for the investment as a marketable security under SFAS 115 or tell us why that accounting is not required by GAAP.

Securities and Exchange Commission
June 15, 2005
Page 13 of 24

     RESPONSE:

We agree that this investment should be revised as is presented in the 10K 2004. It has been accounted for as marketable securities in our 10Q first quarter 2005. These shares did not become free-trading until 1st Qtr '05. At which time we reclassified to marketable and increased asset to market value. The Company was not assured of the restriction being removed until the 1st Qtr, 05.


     12. We see your limited resources, losses, operating cash burn and going concern audit report. We also see that this investment is your most significant asset and that Genomed is in essence a start-up business. Expand MD&A to disclose, in reasonable detail, why you made this investment, including how and when expect recover the cost. Also provide some disclosure about the nature and status of Genomed`s business. The expanded disclosure should clearly describe why you elected to invest such a substantial sum in this development stage business while your own products do not appear ready for sale. That is, why were these funds not invested in your business plan as described in Item 1?

     RESPONSE:

MD&A will be revised to include the following:

The investment in Genomed was made as an interim cash management decision. Management's opinion is that the investment represented the potential to increase the resources the Company has to fund ongoing operations. The Company made this decision based on its determination that Genomed has very promising technology and prospects. The company intends to liquidate its investment over time in order to fund its core operations.

GenoMed uses medical genomics to improve patient outcomes. GenoMed is working to translate knowledge of medical genomics--the study of which genes cause disease--into clinical practice.

Note 7. Variable Interest Entity - Page F-16
--------------------------------------------

     13. In a supplemental response, fully explain how you interpreted and applied the guidance from FIN 46 in concluding that you should consolidate Biomoda. This response should be detailed and specific.

     RESPONSE:

     Per FIN 46 (R), Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, which replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

Securities and Exchange Commission
June 15, 2005
Page 14 of 24


     1.  The equity investment at risk is not sufficient to permit the entity to
         finance  its  activities  without  additional   subordinated  financial
         support provided by any parties,  including the equity holders.
     2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
         a. The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights
         b.   The obligation to absorb the expected losses of the entity
         c.   The right to receive the expected residual returns of the entity.
     3. The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

     Advanced Optics subleases office space and lab equipment to Biomoda and two of Advanced Optics's officers are also officers of Biomoda. Finally, Advanced Optics has been the sole source of funding to Biomoda since 2002 through advances made under a line of credit agreement. Such advances totaled $975,165 at December 31, 2004. Advanced Optics is considered the primary beneficiary as it stands to absorb the majority of the VIE's expected losses. Advanced Optics owns 16% of Biomoda and its officers own 12% of Biomoda. The note between the companies is over 70% of liabilities and six times the total assets of Biomoda.

     Note 9. Convertible Debentures - Page F-18
     ------------------------------------------

     14. In a supplemental response, show us how you measured the loss and gain on conversion of debentures in 2004 and 2003. For each year and for each instrument, explain the terms of conversion in sufficient detail to explain the calculations.

     RESPONSE:

During the year ended December 31, 2004 in accordance with the applicable convertible debentures agreement, the Company issued 103,000,000 shares of common stock at a conversion price of approximately $0.011 in connection with the conversion of notes payable approximating $505,000, including approximately $160,000 of accrued interest, and recorded a loss on settlement of debt of $620,000.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000. This resulted in a gain on extinguishment of debt of approximately $40,000.

Securities and Exchange Commission
June 15, 2005
Page 15 of 24


     Note 11. Stockholder's Equity - Page F-20
     -----------------------------------------

     15.  Expand to more fully comply with the disclosure requirements of SFAS
          7. Under that guidance you should disclose the following from inception:
          a. For each issuance, the date and number of shares of stock, warrants, rights or other equity securities issued for cash and for other consideration.
          b. For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities.
          c. For each issuance involving non-cash consideration, the nature of the non-cash consideration and the basis for assigning amounts.

RESPONSE:

The following is our proposed expansion to Note 11 in order to comply more fully with SFAS 7regarding stock issuance disclosure since inception:

EQUITY TRANSACTIONS

Preferred Stock
---------------

The Company's articles of incorporation authorize up to 10,000,000 shares of $0.001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such time as the Board of Directors determine. As of December 31, 2004, there were no shares of preferred stock outstanding.

Common Stock
------------

The Company was initially capitalized through the issuance of 500,000 shares for $25,000 in cash. In November 1996, the Company issued 4,500,000 shares in exchange for the outstanding shares of PLZ Tech, Inc. The transaction was accounted for as a purchase and net assets of $285,596, consisting primarily of patents and equipment, were recorded. In previous financial statements, the Company did not present unclaimed shares resulting from the merger with PLZ

Securities and Exchange Commission
June 15, 2005
Page 16 of 24


Tech, Inc. as outstanding shares. In the accompanying 1997 and prior financial statements the number of shares outstanding has been restated to include these shares.

During 1997, the Company issued 2,281,212 shares of stock in a public offering, primarily for cash.

The Company also issued 9,274,811 shares of common stock in exchange for $1,292,707 in cash, net of sales commissions and other direct costs. Certain of these sales included price maintenance agreements resulting in the issuance of an additional 1,704,464 shares of stock in 1998.

In 1998, the Company issued 2,751,000 shares of common stock in exchange for services from contractors, officers and others. These shares were valued at the estimated fair market value for similar issuances of stock and amounted to $296,470. The Company also issued 315,000 shares to an officer in exchange for a note receivable of $29,000. The note bears interest at the rate of 7 percent with interest due semiannually and the principal due July 2001.

In 1999, the Company repurchased 489,251 shares of its outstanding stock for $11,132 in cash. These shares were retired. The Company also repurchased 229,000 shares for $41,760 and resold 85,000 of these shares for $35,464. The remaining 144,000 treasury shares have been recorded at cost.

In 1999, the Company also sold 8,681,624 shares for $863,782 in cash, and issued 17,094,313 shares for services from contractors, officers and others, which were valued at $1,486,414.

During the year ending December 31, 2000, the Company sold 782,000 shares of its common stock for $1,013,493 in cash, and issued 3,955,203 shares of its common

Securities and Exchange Commission
June 15, 2005
Page 17 of 24


stock for services from contractors, officers and others, which were valued at $1,730,152. The value of the services is included in the costs and expenses on the Statements of Operations.

Also, an officer of the Company exercised 1,850,000 stock options at a price of $0.12 per share. The Company issued notes receivable to the officer in the amount of $220,000 for the shares. Interest for the first quarter was prepaid.

During the year ended December 31, 2001, the Company sold 1,382,778 shares for $68,227 in cash and issued 10,461,498 shares of its common stock for services from contractors, officers and others, which were valued at $482,069. The value of such services is included with costs and expenses in the statement of operations

During the year ended December 31, 2002, the Company sold 315,845,000 shares of common stock for $545,661 in cash; all shares were sold for less than $0.01.

During the year ended December 31, 2002, the Company issued 96,048,000 shares of common stock for services, which were valued at $155,321 (based on the closing market price on the date of grant, which was less than $0.01). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2002, the Company issued 10,820,000 shares of common stock for services, which were valued at $123,318 (based on the closing market price on the date of grant, which approximated $0.01). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2002, the Company issued 8,900,000 shares of common stock for services, which were valued at $203,430 (based on the closing

Securities and Exchange Commission
June 15, 2005
Page 18 of 24


market price on the date of grant, which approximated $0.02). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2002, the Company issued 205,850 shares of common stock (based on the fair market value on the dates of grant, which were less than $0.01) held as treasury stock for cash totaling $1,151 on a first-in, first-out basis.

During the year ended December 31, 2002, the Company issued 225,150 shares of common stock (based on the fair market value on the dates of grant, which approximated $0.01) held as treasury stock for cash totaling $4,448 on a first-in, first-out basis.

During the year ended December 31, 2002, the Company issued 76,800 shares of common stock (based on the fair market value on the dates of grant, which approximated $0.03) held as treasury stock for cash totaling $2,230 on a first-in, first-out basis.

In January 2002, the Company issued 1,100,000 shares of its outstanding stock in connection with the exercise of stock options by an officer of the Company for a note receivable, which is due on demand, totaling $22,000. The Company has recorded the note receivable as an increase to stockholders' deficit in the accompanying balance sheet.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 46,018,635 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable of approximately $73,000, including approximately $25,000 of accrued interest.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 30,511,931 shares of

Securities and Exchange Commission
June 15, 2005
Page 19 of 24


common stock at conversion prices of approximately $0.01 in connection with the conversion of notes payable of approximately $319,000, including approximately $20,000 of accrued interest.

During the year ended December 31, 2002, in accordance with the applicable convertible note payable agreement, the Company issued 2,165,000 shares of common stock at conversion prices of approximately $0.02 in connection with the conversion of notes payable of approximately $35,000, including approximately $2,000 of accrued interest.

On March 17, 2003, the Company's Board of Directors authorized the change in the total number of common shares which the Company is authorized to issue from the current authorized of 800,000,000 to 1,500,000,000 common shares.

On June 19, 2003, the Company's Board of Directors authorized the change in the total number of common shares which the Company is authorized to issue from the current authorized of 1,500,000,000 to 1,950,000,000 common shares.

On August 12, 2003, the Company's Board of Directors authorized the change in the total number of common shares, which the Company is authorized to issue from the current authorized of 1,950,000,000 to 2,500,000,000 common shares.

On October 29, 2003, the Company's Board of Directors authorized the change in the total number of common shares, which the Company is authorized to issue from the current authorized of 2,500,000,000 to 2,750,000,000 common shares.

On December 17, 2003, the Company's Board of Directors authorized the change in the total number of common shares, which the Company is authorized to issue from the current authorized of 2,750,000,000 to 2,950,000,000 common shares.

Securities and Exchange Commission
June 15, 2005
Page 20 of 24


During the year ended December 31, 2003, the Company sold approximately 1,236,910,000 shares of common stock for cash approximating $2,680,000; all shares were sold for less than $0.01.

During the year ended December 31, 2003, the Company sold approximately 179,100,000 shares of common stock for cash approximating $2,343,000; all shares were sold for approximately $0.01.

During the year ended December 31, 2003, the Company sold approximately 49,750,000 shares of common stock for cash approximating $779,000; all shares were sold for approximately $0.02.

During the year ended December 31, 2003, the Company sold approximately 12,000,000 shares of common stock for cash approximating $229,000; all shares were sold for approximately $0.03.

During the year ended December 31, 2003, the Company issued approximately 251,650,000 shares of common stock for services, which were valued at approximately $555,000 (based on the closing market price on the date of grant, which was less than $0.01). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2003, the Company issued approximately 87,600,000 shares of common stock for services, which were valued at approximately $713,000 (based on the closing market price on the date of grant, which approximated $0.01). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2003, the Company issued approximately 20,500,000 shares of common stock for services, which were valued at

Securities and Exchange Commission
June 15, 2005
Page 21 of 24


approximately $367,000 (based on the closing market price on the date of grant, which approximated $0.02). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2003, the Company issued approximately 7,500,000 shares of common stock for services, which were valued at approximately $197,000 (based on the closing market price on the date of grant, which approximated $0.03). The Company recorded such amounts in the accompanying statement of operations.

During the year ended December 31, 2003, in accordance with the applicable convertible note payable agreement, the Company issued approximately 320,830,000 shares of common stock at conversion prices of less than $0.01 in connection with the conversion of notes payable principal approximating $591,000 and accrued interest approximating $67,000.

In December 2003, the Company cancelled notes receivable from an officer in lieu of the return of 2,950,000 shares of common stock to the Company (which were cancelled) that were originally granted in fiscal 2000 and 2002 from the exercise of stock options for such notes receivable.

During the year ended December 31, 2004, the Company issued 47,200,000 shares of common stock for services, which were valued at approximately $255,000. The Company recorded such amounts in the accompanying condensed statements of operations.

During the year ended December 31, 2004, the Company issued 103,000,000 shares of common stock for its convertible debentures. Conversion price per share shall e the lesser of 75% of the average of the three lowest closing bid prices during the 30 trading days prior to but not including the issue date of the debentures

Securities and Exchange Commission
June 15, 2005
Page 22 of 24


and 80% of the average of the three lowest closing bid prices during the 90 trading days immediately prior to but not including the conversion date, which is approximately $0.01 per share. The value of these shares was $1,126,000. The Company incurred a loss on settlement of debt of about $621,000 in connection with the conversion of notes payable approximating $505,000, including approximately $166,000 of accrued interest.

During the year ended December 31, 2004, the Company issued 462,800,000 shares of common stock for cash, which were valued at approximately $1,119,000.

In October 2004, the Company's Board of Directors authorized the increase of the number of shares of the Company's common stock to 4,000,000,000.

     16. With respect to shares issued in non-cash arrangements (services, for instance), you should provide reasonably detailed description of what you received in return. The disclosure about how you measured the amounts recorded should be detailed and specific.

Stock has been issued for cash, in redemption of debt and as payment for services. The Company issued non cash shares for consulting services which include consulting in such areas as marketing, investor relations, financial matters and public relations. In each such case, the amount of stock issued was determined by most recent market trade net of discount negotiated with the provider.

     Note 12. Impairment of Assets - Page F-25
     -----------------------------------------

     17. With respect to the investment impairments, revise the notes to financial statements as follows:
          a. Describe the underlying facts and circumstances leading to the impairments;
          b. Disclose the method and significant assumptions used to determine fair value;

Securities and Exchange Commission
June 15, 2005
Page 23 of 24


          c. Clarify why you presented this charge as an operating expense while gains and losses on other securities are reported an non-operating income or expense.

RESPONSE:

As disclosed in the note#1 to the financial statements, an impairment loss is recognized when estimates of future undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. At the time such flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values and any impairment amount is charged to operations. Accordingly, based on these evaluations and in comparison of such investments with its market value, management adjusted the carrying value of investments to zero at October 31, 2004.

     Note 13. Commitments and Contingencies - Page F-25
     --------------------------------------------------

     18. Expand to provide a more specific description of the circumstances leading you to file suit in December 2004. Clarify the nature of the "intentionally tortuous conduct." Also clarify the involvement of the other entity. Who is that party, how are they related to your company and what is their interest in the matter? Also clarify the involvement of the "co-defendants" from whom you apparently won a judgment. Why are the co-defendants not referred to in the paragraph where you discuss the litigation?

RESPONSE:

     The  following will be included on Note 13:

     The three defendants, a former officer of Biomoda, Inc. and two other individuals, published thousands of false and defamatory statements, including vitriolic attacks on management of the Company and Biomoda, in a manner intended to cause direct harm to the Company, Biomoda and their management. These statements were published on public chat rooms, such as Raging Bull, as well as blogs.

     The driving force behind the orchestrated and violent attacks on the Company and Biomoda is the Defendant, a former Biomoda vice president, alias, Athena_sword, alias Subpoena me, alias Hestia17. At the time the former Biomoda vice president joined Biomoda to try to raise capital, Biomoda was a small privately-held start-up company based in Albuquerque that was attempting to commercialize potentially life-saving cancer detection and treatment technology licensed from Los Alamos National Laboratories. In early 2002, the Company, undertook to save Biomoda from extinction, and to protect the Company's prior investment, by providing financing, operational and management support. Biomoda is currently in the process of raising capital through an effective SB2 registration statement.

Securities and Exchange Commission
June 15, 2005
Page 24 of 24


     These negative messages have had a substantially negative effect on the value of the Company's shares, and on Biomoda's ability to attract new capital. On December 10, 2004, the Company and Biomoda brought claims against the former Biomoda vice president and her two co-conspirators in New Mexico for defamation, civil conspiracy, prima facie tort, injurious falsehood, and intentional interference with prospective advantage, based on the messages posted by the former Biomoda vice president and her two co-conspirators on Raging Bull. The Company and Biomoda sought damages as well as injunctive relief

     Judgments totaling more than $14,000,000 were granted against two "screen names", one of which was identified subsequent to the date of the judgments. To date, the Company has located approximately $500,000 of assets on which to execute judgment, but has not made any recovery to date. The Company is continuing discovery to identify the other defendant and to locate additional assets upon which execution of judgment can be made. We cannot assess the amount of financial recovery at this time and consequently have made no financial record of these judgments.


     19. In a supplemental response, tell us how you accounted for the settlement and support that your accounting complies with GAAP.

RESPONSE:

The Company has not accounted for the now $14,000,000+ judgment because the amount to be collected is still uncertain. To be conservative, the Company has assigned zero value at this time.


                                  ************


     On behalf of the Company, we hereby acknowledge that:

     the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.



                                              Very truly yours,

                                              /s/ THOMAS A. ROSE

                                              Thomas A. Rose


cc:  Mr. John Cousins,
     Chief Financial Officer


P. S. We have enclosed for your information a three page explanation that may be of assistance to understand this unusual litigation matter that the Company was forced to undertake:


             ADVANCED OPTICS ELECTRONICS, INC. LITIGATION BACKGROUND

       The three defendants, a former officer of Biomoda, Inc. and two other individuals, published thousands of false and defamatory statements, including vitriolic attacks on management of the Company and Biomoda, in a manner intended to cause direct harm to the Company, Biomoda and their management. These statements were published on public chat rooms, such as Raging Bull, as well as blogs.

       The driving force behind the orchestrated and violent attacks on the Company, Biomoda and even extended to attack Genomed, Inc., a company that the Company invested in January, 2004 is the Defendant, the former Biomoda vice president, alias, Athena_sword, alias Subpoena me, alias Hestia17, who was terminated in 2002. The attacks on Genomed, Inc. by and her two co-conspirators and now co-defendants, Inkogkneetoe (true identity still unknown) and Proud_american15, alias death_fury, alias Dan Aykroyd; identified in April, 2005 as a Maryland resident, did not commence until the Company had reported that it had purchased shares in Genomed, Inc. as an investment.

       At the time the former Biomoda vice president joined Biomoda to help raise capital, Biomoda was a small privately-held start-up company based in Albuquerque that was attempting to commercialize potentially life-saving cancer detection and treatment technology licensed from Los Alamos National Laboratories. In early 2002, the Company, undertook to save Biomoda from extinction by purchasing more of its stock, and providing financing, thereby infusing it with some limited new capital.

       After being terminated, the former Biomoda vice president launched a hateful campaign against Biomoda and the Company, which continues unabated to this day, by posting directly and indirectly thousands of defamatory messages on an Internet bulletin board, known as Raging Bull (see www.ragingbull.com).
                                                            -------------------
       These negative messages have had a substantially negative effect on the value of the Company's shares, and on Biomoda's ability to attract new capital, as readers, knowing from the former Biomoda vice president's messages that she is a former officer of Biomoda and would be in a position to have unique knowledge and insights into the business operations and management of both Biomoda and the Company, and further knowing that the former Biomoda vice president holds herself out as a writer and stock researcher, have placed credence in her false statements and accusations.

       On December 10, 2004, the Company and Biomoda brought claims against the former Biomoda vice president and her two co-conspirators in New Mexico for defamation, civil conspiracy, prima facie tort, injurious falsehood, and intentional interference with prospective advantage, based on the messages posted by the former Biomoda vice president and her two co-conspirators on Raging Bull. The Company and Biomoda seek substantial damages, as well as injunctive relief.1

--------------------
1 The courts in New Mexico have had occasion to deal with other persons who have unlawfully posted messages about the Company and Biomoda on Raging Bull. For example, in the COMPANY V. MICHAEL HARMON AND JOHN DOE, N.M. Second Jud. Dist. No. CV-2003-04172, the Honorable Ted Baca entered a Final Judgment and Permanent Injunction by Stipulation against a person who posted negative statements about the Company in alleged violation of a settlement agreement and tort principles. Also, in the COMPANY V. JOHN DOES I THROUGH VII, N.M. Second Jud. Dist. No. CV-2003-08161, the Honorable William Lang entered a Temporary Restraining Order and a Default Judgment against one or more Raging Bull posters.

       The Company and Biomoda were being relentlessly and viciously attacked and threatened on Raging Bull by a consortium of anonymous message posters on Raging Bull, most notoriously "athena_sword," "inkogkneetoe," and "proudamerican15." For example, "inkogkneetoe" posted a series of menacing messages in which he or she THREATENED TO MURDER THE MANAGEMENT TEAM OF THE COMPANY AND THEIR FAMILIES. Among other things, "inkogkneetoe" said the Company management "WILL ALL TASTE THE ANTHRAX! DIE ROBBINS DIE!," and "I'M COMING FOR YOU, ROBBINS. IF THE SEC DOESN'T TAKE YOU OUT ... WE WILL MOVE IN WHATEVER ADMINISTRATIVE OR CRIMINAL DIRECTION NECESSARY, TO PUT AN END TO YOU" and "the Company MANAGEMENT ARE LYING, THIEVING, MORALLY BANKRUPT KOCHSUCKERS WHO SHOULD BE CLUBBED ON THEIR PHUCKING HEADS UNTIL THE LAST GASP OF LIFE LEAVES THEIR DECEITFUL, FRADULENT CHEATING BODIES. I WANT THEM ALL DEAD; ALL OF THEM. BUT I WANT THEIR DEATHES SLOW, VERY SLOW, AND MORE PAINFUL THAN ANY DEATH ENDURED BY ANY POLICITICAL PRISONER ANYWHERE IN THE WORLD, AND THEN I WANT THEIR FAMILIES DEAD, IN EVEN MORE EGREGIOUS FASHION. . . YOU ROBBINS, YOU TOO, COUSINS, AND ESPECIALLY YOU GROGAN. DIE LIKE THE KOCHSUCKING, MOTHER PHUCKING PIECES OF SHEITE YOU ARE." The true identity of "inkogkneetoe has never been determined, and he or she remains at large as a potential threat to the safety and well-being of the Company management and their families.

       "Proudamerican15," similarly, threatened the Company management by stating on the Company Raging Bull bulletin board "Kill em all and let God sort em out." In addition, "proudamerican15" has posted thousands of defamatory messages about the Company and Biomoda on the Raging Bull the Company bulletin board.

       After "inkogkneetoe" and "proudamerican15" posted messages of this sort, "athena_sword," who is now known to be the the former Biomoda vice president, posted numerous messages on the Company Raging Bull bulletin board, including "Way to go inky [i.e., inkogkneetoe]. Do you have a RB [Raging Bull] email?"2 and "Inky: good to see you're still around. The former Biomoda vice president asked "inkogkneetoe" for his private email address in order to provide him or her with the physical whereabouts of the Company's management, which she would have known from her employment with Biomoda.

       As a result of these contemptible attacks against it, the Company commenced a Nevada Case against "inkogkneetoe," "proudamerican15" and "athena_sword" for defamation, interference with contractual relations, interference with prospective advantage, assault, and civil conspiracy. In the course of the case, at about the time it became known that "athena_sword" is the the former Biomoda vice president, the Court was asked to resolve a personal jurisdiction dispute and a PRO SE motion filed by the former Biomoda vice president on behalf of "proudamerican15" in which she sought to prevent the Company from discovering his or her true identity.3 THE JUDGE IN THE NEVADA CASE, THE HONORABLE MICHAEL A. CHERRY, AFTER BEING PRESENTED WITH THESE ISSUES AND LEARNING OF SOME OF THE FORMER BIOMODA VICE PRESIDENT'S CONDUCT, STATED:
"THE NATURE OF THE CASE REALLY BOTHERS ME AS TO WHAT'S GOING ON HERE. I JUST - I

----------------------
2 The former Biomoda vice president, after being questioned under oath, has admitted to carrying on an extensive email and phone relationship with "proudamerican15," alias "death_fury," who has now been identified.


2
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DON'T  WANT TO LET LOOSE OF THIS  WOMAN.  I MEAN,  I'M SCARED TO DEATH OF HER TO
TELL YOU THE TRUTH"; AND IN ADDITION, "WELL, I THINK YOU [THE COMPANY] SHOULD PURSUE THIS WOMAN [THE FORMER BIOMODA VICE PRESIDENT]. I PREFER NOT TO HAVE HER HERE IN THE JURISDICTION TO TELL YOU THE TRUTH. SHE SCARES ME," (emphasis added.).

       The judgments totaling $14,000,000 plus, were granted against two "screen names", one of which was identified subsequent to the date of judgment. To date, the Company has located approximately $500,000 of assets on which to execute judgment, but has not made any recovery to date. The Company is continuing discovery to identify the other defendant and to locate additional assets upon which execution of judgment can be made. We cannot assess the amount of financial recovery at this time.




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